UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CONTACT MINERALS CORP.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER 000-52879

NEVADA	39-2060052
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

595 Hornby Street, Suite 706
Vancouver, British Columbia, Canada
(Address of principal executive offices)

(604) 970-6576
(Registrant's telephone number, including area code)

CONTACT MINERALS CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED (the “Exchange Act”) AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CONTACT MINERALS CORP.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.001 per share (the “Common Stock”) of Contact Minerals Corp. (the “Company”) as of August 29, 2017 (the “Record Date”) with respect to an anticipated change of a majority of the directors of the Company in connection with a change of control of the Company. This Information Statement is being distributed on August 31, 2017.

Under the terms of that stock purchase agreement among and between the Company, Kerry McCullagh (the “Seller”) and Shiong Han Wee and Kwueh Lin Wong (the Mr. Wee and Mr Wong. collectively being the “Purchasers”) dated effective as of the 29th day of August, 2017 (the “Stock Purchase Agreement”) the Purchasers have agreed to purchase 7,000,000 shares from the Seller (the Seller Shares”) and 78,770,000 shares from the Company (the “Issued Shares”).

In conjunction with the closing of the Stock Purchase Agreement, which is expected to occur on September 11, 2017 (the “Closing Date”), the following persons will be appointed as directors and executive officers of the Company:

Name	Position
Shiong Han Wee	Director, President and Chief Executive Officer
Kwueh Lin Wong	Director, Chief Financial Officer and Secretary

Pursuant to the terms of the Stock Purchase Agreement, Mr. Wee and Mr. Wong are expected to be appointed as directors of the Company no earlier than 10 days after this Information Statement is filed with the Securities and Exchange Commission (the “Commission”) and mailed to the Company’s stockholders of record as of the Record Date.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.             Voting Securities of the Company

As of the Record Date, there were 15,630,000 shares of the Company’s common stock (the “Common Stock”) issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders. As at the Closing date, the Company expects that there will be 94,440,000 shares of Common Stock issued and outstanding.

2.             Security Ownership of Certain Beneficial Owners and Management

As of the Record Date

The following table sets forth the beneficial ownership of the Company’s outstanding Common Stock as of the Record Date by: (i) each person (including any group) known or expected to become the beneficial owner of more than 5% of the outstanding Common Stock; (ii) by each of the Company’s directors and executive officers (as defined in Item 402(a)(3) of Regulation S-K); and (iii) by all directors and officers as a group. Unless otherwise indicated, the stockholders listed are believed or expected to possess sole voting and investment power over the shares indicated.

Title of Class	Name and Address of Beneficial Owner	Number of Shares of Common Stock(1)	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Kerry J. McCullagh CEO, CFO, President, Secretary, Treasurer & Director	7,000,000 Shares (direct)	42.3%
Common Stock	Alex Langer Director	10,000 Shares (direct)	0.06%
Common Stock	William McCullagh Director	713,000 Shares (direct)	4.31%
Common Stock	All Officers and Directors as a Group (3 persons)	7,723,000 Shares	46.7%
5% SHAREHOLDERS
Common Stock	Kerry J. McCullagh CEO, CFO, President, Secretary, Treasurer & Director 595 Hornby Street, Suite 706, Vancouver, BC V6C 2E8	7,000,000 Shares (direct)	42.3%

*	Represents less than 1%.
(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As of the Record Date, the Company had 16,530,000 shares of Common Stock issued and outstanding.

Expected as at the Closing Date

The following table sets forth the expected beneficial ownership of the Company’s outstanding Common Stock as at the Closing Date by: (i) each person (including any group) known or expected to become the beneficial owner of more than 5% of the outstanding Common Stock; (ii) by each of the Company’s directors and executive officers (as defined in Item 402(a)(3) of Regulation S-K); and (iii) by all directors and officers as a group. Unless otherwise indicated, the stockholders listed are believed or expected to possess sole voting and investment power over the shares indicated.

Title of Class	Name and Address of Beneficial Owner	Number of Shares of Common Stock(1)	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Shiong Han Wee CEO, President & Director	42,885,500 Shares (direct)	45.4%
Common Stock	Kwueh Lin Wong CFO, Secretary & Director	42,885,500 Shares (direct)	45.4%
Common Stock	All Officers and Directors as a Group (2 persons)	85,771,000 Shares	90.8%
5% SHAREHOLDERS
Common Stock	Shiong Han Wee 22A-3, Jalan Metro Pudu Off Jalan Loke Yew Fraser Business Park 55100 Kuala Lumpur, Malaysia	42,885,500 Shares (direct)	45.4%
Common Stock	Kwueh Lin Wong 22A-3, Jalan Metro Pudu Off Jalan Loke Yew Fraser Business Park 55100 Kuala Lumpur, Malaysia	42,885,500 Shares (direct)	45.4%

*	Represents less than 1%.
(2)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As at the Closing Date, the Company expects to have 94,440,000 shares of Common Stock issued and outstanding.

3.             Changes in Control

On August 29, 2017, the Purchasers agreed to purchase 7,000,000 shares of Common Stock from Mr. McCullagh and 78,770,000 shares of Common Stock directly from the Company.

On the Closing Date, in conjunction with the closing of the transactions contemplated in the Stock Purchase Agreement, the following persons will be appointed as directors and officers of the Company:

Name	Position
Shiong Han Wee	Director, President and Chief Executive Officer
Kwueh Lin Wong	Director, Chief Financial Officer and Secretary

Pursuant to the terms of the Stock Purchase Agreement, Mr. Wee and Mr. Wong are expected to be appointed as directors of the Company no earlier than 10 days after this Information Statement is filed with the Commission and mailed to the Company’s shareholders of record as of the Record Date. The forgoing transactions will result in a change of control of the Company. Except for the forgoing, no changes in control of the Company have occurred since the beginning of the Company’s last fiscal year or are expected to occur.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed directors of the Company to be appointed 10 days after the filing and mailing of this Information Statement.

As of the Record Date

The following table sets forth information regarding the Company’s current executive officers and directors and as of the Record Date.

Name	Age	Positions
Kerry J. McCullagh	59	Current President, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer and Director
Alex Langer	33	Current Director
William McCullagh	90	Current Director

Set forth below is a brief description of the background and business experience of our executive officers and directors:

Kerry J. McCullagh has been our President, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer and a member of our Board of Directors since our inception on April 25, 2007. Mr. McCullagh has been involved in the mineral exploration industry for more than twenty years though he has no formal professional training or technical credentials in the exploration, development and/or operations of metal mines.

Mr. McCullagh has participated in production gold mining, extensive exploration programs including preliminary sampling, trenching, as well as diamond drilling programs in both North and Central America. For the past 5 years, he has been self-employed. Mr. McCullagh is also the principal and sole shareholder of Polar Capital Corp., a private consulting British Columbia company that provides management and administrative services to other mining exploration companies. He is not currently an officer or director of any other publicly listed company.

Alex Langer was appointed to our Board of Directors on June 29, 2016. Since May 2013, Mr. Langer has been the CEO of Andros Capital and a Director at Blackheath Resources, a mineral exploration company listed on the TSX Venture Exchange. From June 2011 to March 2013, Mr. Langer was the VP of Capital Markets at Oracle Mining Corp., a mineral exploration company listed on the Toronto Stock Exchange. From August 2011 to February 2013, Mr. Langer was a Director at High North Resources, a mineral exploration company listed on the TSX Venture Exchange. From September 2008 to June 2011, Mr. Langer was the Director of Sales and Marketing at ERA Carbon Offsets, a carbon offset marketing company listed on the TSX Venture Exchange. From September 2004 to August 2008, Mr. Langer was an Investment Advisor at Canaccord Capital Ltd.. Mr. Langer has a Master’s Certificate in Finance from the University of Toronto.

William McCullagh was appointed to our Board of Directors on June 29, 2016. Mr. McCullagh has over forty years of experience in mineral exploration, financing and development. Mr. McCullagh was a director of Nomad Ventures Inc., a mineral exploration Company listed on the TSX Ventures Exchange from September 2011 to April 2014. Mr. McCullagh is currently running a placer operation in the Barkerville area of British Columbia, Canada.

Family Relationships

William McCullagh, our director, is the father of Kerry J. McCullagh our sole executive officer.

Expected as at the Closing Date

The following table sets forth information regarding the Company’s proposed executive officers and directors to be appointed 10 days after the filing and mailing of this Information Statement.

Name	Age	Positions
Shiong Han Wee	40	Proposed Director, President and Chief Executive Officer
Kwueh Lin Wong	40	Proposed Director, Chief Financial Officer and Secretary

Set forth below is a brief description of the background and business experience of our executive officers and directors:

Shiong Han Wee, age 40, has over 15 years experience as a business consultant and coach to the Malaysian business community. Since 2011, Mr. Wee has served as the founder, Chief Executive Officer and director of the MIG Group of Companies, which are engaged in a diversified range of businesses such as real estate, mobile technology, food and beverage and education. From 2007 to 2009, Mr. Wee served as a director of Future Focus Academic Sdn. Bhd., an education company. Mr. Wee received his undergraduate degree in Business Management from the University of Bolton in the United Kingdom in 2002 and his “A Levels” designation from the SEGI College in Kuala Lumpur, Malaysia in 1998.

Mr. Wee is the 2015 recipient of the Malaysia Young Entrepreneur Award. He also received the Singapore Prominent Brand Award in 2015 in connection with his work with MIG Network International Pte. Ltd (Singapore). Mr. Wee brings to our Board his business experience in the Internet and mobile industries.

Kwueh Lin Wong, age 40, has over 10 years experience as an IT consultant and business consultant. Since 2011, Mr. Wong has served as the founder and director of the MIG Group of Companies, which are engaged in a diversified range of businesses such as real estate, mobile technology, food and beverage and education. From 2008 to 2014, Mr. Wong was a consultant for Pusat Tiusyen Makmur Maju, an education company. From 2007 to 2009, he served as a director of Future Focus Academic Sdn. Bhd., an education company. From 2004 to 2007, he served as the Marketing Manager of All IT Marketing Sdn. Bhd. Mr. Wong received his Degree in Engineering from Computer Multimedia University in Selangor Malaysia in 2005. He received an Advanced Diploma in Computer Engineering in 2000 and a Diploma in Computer Engineering in 1998 from Informativs College in Kuala Lumpur, Malaysia. Mr. Wong brings to our Board his deep experience in computer engineering and internet and mobile industries.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company other than the transactions contemplated in the Stock Purchase Agreement:

•	Any of the Company’s directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares of Common Stock;
•	Any of the Company’ promoters; and
•	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

As at April 30, 2017, we are indebted to Mr. McCullagh in the amount $264,941 (July 31, 2016 - $234,901) (July 31, 2015 - $200,467) for advances and expenses incurred on our behalf. The amounts are non-interest bearing, unsecured and due on demand. In connection with the Stock Purchase Agreement, Mr. McCullagh will receive $350,000. Of the $350,000, $50,000 is for the sale of his Share to the Purchasers and $300,000 is from the sale of Common Stock by the Company. The $300,000 of Company proceeds is to be directed to Mr. McCullagh in full settlement of all company debts owed to Mr. McCullagh and in consideration of settling any claims against the Company by Mr. McCullagh.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a) of the Exchange Act. Based solely on a review of such reports received by the Company, the Company believes that, during the Company’s most recently completed fiscal year and prior fiscal years all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors is currently comprised of three members, Kerry J. McCullagh, Alex Langer and William McCullagh. The Company does not have a separately designated nominating committee or compensation committee. As Mr. K. McCullagh, Mr. Langer and Mr. W. McCullagh are the directors of the Company at this time, separately designated committees are not practical. The Company may consider designating separate audit, nominating and compensation committees in the future.

Audit Committee Financial Expert

We have a separately designated audit committee and the members are Kerry J. McCullagh, Alex Langer and William McCullagh.

None of our audit committee members qualify as an “audit committee financial expert.” We believe that the cost related to retaining such a financial expert at this time is prohibitive. Further, because we are in the start-up stage of our business operations, we believe the services of an audit committee financial expert are not warranted at this time.

Nomination Committee Functions

The Company does not have a nomination committee charter. The Company does not have any formal policies regarding the consideration of director candidates recommended by security holders. The Company’s current directors have determined, based on the Company current developmental and financial status, a formal policy is not required.

The Board of Directors has approved of each of the nominee directors expected to join the Company’s Board of Directors.

Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge of the Company’s business. Accordingly, the Company seeks to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate’s name in nomination, however, he or she must do so in accordance with the provisions of the Company’s Bylaws. Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o Contact Minerals Corp., 595 Hornby Street, Suite 706, Vancouver, British Columbia, Canada. After the Closing Date, such nominations should be directed to the current address of the Company as displayed on its most recently filed current or periodic report.

Compensation Committee Functions

The Company does not have a compensation committee charter. The Company currently does not pay its directors or executive officers for their services as executive officers. The Company does not currently have any formal procedures for determining executive officer director compensation. In setting future compensation for the Company’s executive officers and directors, the Company expects to consider the experience and expertise of its directors and officers, competitive demand for services, the amount of responsibility expected to be undertaken by such person, and the time commitments expected to be required by such persons. The Company does not expect to engage outside compensation consultants due to the expected cost of engaging such consultants.

DIRECTOR INDEPENDENCE

Our common stock is quoted on the OTC Markets inter-dealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Our director, Kerry McCullagh, is also our sole executive officer and therefore not independent. Kerry McCullagh is not “independent”, as that term is defined in National Instrument 52-110, due to the fact that he is our sole executive officer. William McCullagh is not “independent,” as that term is described in National Instrument 52-110, due to the fact Kerry McCullagh is his immediate family member and an executive officer of the Company.

As a result of our limited operating history and minimal resources, our management believes that it will have difficulty in attracting independent directors. In addition, we would likely be required to obtain directors and officer’s insurance coverage in order to attract and retain independent directors. Our management believes that the costs associated with maintaining such insurance is prohibitive at this time.

We are a reporting issuer in the Province of British Columbia. National Instrument 58-101 of the Canadian Securities Administrators requires our company to disclose annually on our Annual Report certain information concerning corporate governance.

Our Board of Directors is currently comprised of three members, Kerry J. McCullagh, Alex Langer and William McCullagh. Kerry J. McCullagh is not “independent”, as that term is defined in National Instrument 52-110, due to the fact that he is our sole executive officer. William McCullagh is not “independent,” as that term is described in National Instrument 52-110, due to the fact Kerry McCullagh is his immediate family member and an executive officer of the Company.

As a result of the Company’s limited operating history and limited resources, its management believes that it will have difficulty in attracting independent directors. In addition, the Company would likely be required to obtain directors’ and officers’ insurance coverage in order to attract and retain independent directors. Management believes that the costs associated with maintaining such insurance is prohibitive at this time.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. As such, every member of the Company’s Board of Directors participated in decisions made by the Board.

NOMINATION AND APPOINTMENT OF DIRECTORS

It is expected that the appointment of the proposed directors will be made by a consent resolution of the Company’s current director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s Board of Directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the Board of Directors. Communications to the Board of Directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth total compensation paid to or earned by our named executive officers, as that term is defined in Item 402(m)(2) of Regulation S-K during the fiscal years ended July 31, 2016 and 2015:

SUMMARY COMPENSATION TABLE
Name & Principal Position	Year End July 31,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	Nonqualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($)	Total ($)
Kerry J. McCullagh President, Secretary, Treasurer, CEO & CFO	2016 2015	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0

We do not currently pay our directors or officers any salary or consulting fee. We recognize donated services of $1,000 per month for the services provided by Mr. McCullagh.

Outstanding Awards At Fiscal Year-End

As at July 31, 2016, the Company had no outstanding equity awards.

Employment Contracts

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of the Company’s executive officers or directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

CONTACT MINERALS CORP.

Dated: August 31, 2017

/s/ Kerry J. McCullagh
KERRY MCCULLAGH
Chief Executive Officer, Chief Financial Officer, President,
Secretary and Treasurer